SUNGOLD INTERNATIONAL HOLDINGS CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

NOTICE TO READER

In accordance with Canadian Securities Administrators National Instrument 51-102, Sungold International Holdings Corp. discloses that these unaudited financial statements for the third financial quarter ended May 31, 2005 have not been reviewed by our auditors, Loewen, Stronach & Co., Chartered Accountants.

Toronto, ON

July 28, 2005

SUNGOLD INTERNATIONAL HOLDINGS CORP.

INTERIM CONSOLIDATED BALANCE SHEET

MAY 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited - Prepared by Management)

	(Unaudited)	(Audited)
	May 31	August 31
	2005	2004
	$	$

ASSETS

CURRENT ASSETS
Cash and GST receivable	128,206	185,657
Prepaid expenses and deposits	35,592	58,768
	163,798	244,425
PRE-DEVELOPMENT COSTS (Note 4)	470,764	825,154
EQUIPMENT (Note 5)	414,201	522,455
	1,048,763	1,592,034

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	196,760	200,334
Loans payable	-	9,696
Leases payable – current portion (Note 7)	4,201	-
	200,961	210,030

LONG TERM LIABILITIES
Leases payable – long term, net of current portion (Note 7)	19,977	-
	220,938	210,030

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	20,859,961	19,959,566
CONTRIBUTED SURPLUS (Note 6)	20,745	51,922
DEFICIT	(20,052,881)	(18,629,484)
	827,825	1,382,004
	1,048,763	1,592,034

(See accompanying notes to interim consolidated financial statements)

APPROVED BY THE DIRECTORS:

"Art Cowie"	Director
Art Cowie, Director

SUNGOLD INTERNATIONAL HOLDINGS CORP.

INTERIM CONSOLIDATED STATEMENT OF LOSS

FOR THE THIRD QUARTER ENDED MAY 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

	Third quarter ended		Year-to-date

	May 31	May 31	May 31	May 31
	2005	2004	2005	2004
	$	$	$	$
REVENUE
Sales	-	-	-	-
Interest income and miscellaneous	-	-	-	-
Gain on disposition of marketable securities	-	-	-	-
	-	-	-	-
EXPENSES
Advertising and promotion	20,687	57,999	45,504	104,316
Management fees	-	91,000	-	255,608
Professional and consulting fees	119,818	70,565	366,482	217,706
Investor relations	34,610	299	111,093	299
Travel and conference	9,458	54,262	78,661	122,230
Office and miscellaneous	9,456	11,241	44,109	54,017
Internet services	10,507	7,488	20,182	18,120
Amortization	26,563	31,317	77,124	95,583
Office rent and services	15,695	17,891	36,324	55,252
Transfer agent and filing fees	9,182	17,068	21,600	44,290
Insurance	250	187	583	562
Interest on capital leases	2,610	-	2,610	1,005
Interest and bank charges	6,768	346	7,057	2,455
Loss on disposition of equipment	-	-		823
Loss on disposition of capital assets	-	-	-	-
Foreign exchange loss (gain)	7,396	(238)	(16,178)	536
	273,000	359,425	795,151	972,802
Impairment write-down of pre-development costs and investment	-	-	628,246	-
	273,000	359,425	1,423,397	972,802
LOSS	273,000	359,425	1,423,397	972,802
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE – BEGINNING	19,779,881	18,031,143	18,629,484	17,417,766
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE – ENDING	20,052,881	18,390,568	20,052,881	18,390,568

Weighted average number of shares	114,983,870	89,877,514	114,983,870	89,877,514

Loss per share	0.0024	0.0040	0.0124	0.0108

(See accompanying notes to interim consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE THIRD QUARTER ENDED MAY 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

	Third quarter ended		Year-to-date

	May 31	May 31	May 31	May 31
	2005	2004	2005	2004
	$	$	$	$
OPERATING ACTIVITIES
Loss	(273,000)	(359,425)	(1,423,397)	(972,802)
Items not involving cash:
Amortization	26,563	31,317	77,124	95,583
Debt settled by issuance of private placement units	-	103,235	607,979	786,625
Stock-based compensation	116,620	-	116,620	823
Write-down of pre-development costs and investment	-	-	628,246	-
	(129,817)	(224,873)	6,572	(89,771)
Cash provided by changes in non-cash working capital items:
Prepaid expenses	(2,867)	11,264	23,176	2,104
Accounts payable and accrued liabilities	33,966	(7,758)	(3,573)	(125,281)
Loans payable (repaid)	-	246,713	(9,696)	239,250
	(98,718)	25,346	16,479	26,302
INVESTING ACTIVITIES
Pre-development costs	(62,388)	(10,000)	(204,276)	(28,977)
Acquisition of capital assets	(11,490)	-	(38,451)	-
	(73,878)	(10,000)	(242,727)	(28,977)
FINANCING ACTIVITIES
Proceeds (repayment) of capital leases	80	-	24,178	(17,253)
Purchase of Warrants	(31,177)	-	(31,177)	-
Sale of treasury shares	175,796	-	175,796	23,685
	144,699	-	168,797	6,432
(DECREASE) INCREASE IN CASH	(27,897)	15,346	(57,451)	3,757
CASH – beginning	156,103	36,339	185,657	47,928
CASH – ending	128,206	51,685	128,206	51,685

Notes to statement of cash flow:

1)	During the period, the Company issued no private placement units to settle debts (year-to-date 9,700,000 private placement units to settle $607,979 of debts)

2)	During the period, the Company issued 2,503,260 private placement units for cash of $175,796

3)	During the period, the Company issued 1,335,000 private placement units to pay for services of $116,620

(See accompanying notes to interim consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed, or omitted. In the opinion of management, these financial statements include all adjustments necessary for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies as used in the annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended August 31, 2004. The results of operations for any interim period are not necessarily indicative of the results of operations of any other interim period or full fiscal year.

Note 2

GOING CONCERN AND NATURE OF OPERATIONS

The principal activity is developing and promoting a proprietary pari-mutuel wagering virtual horseracing product, internet payment system and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

The recoverability of the amounts shown for pre-development costs is primarily dependent on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., SafeSpending Inc., and Racing Unified Network (R.U.N.) Inc. All inter-company transactions and balances have been eliminated.

... /2

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 2 -

Note 4	PRE-DEVELOPMENT COSTS

a)

Vancouver Racecourse / Richmond Equine Training Centre project

In July 2004, the Company obtained an option to purchase 126 acres of land southwest of No. 8 Road and Westminster Highway in Richmond, BC, Canada (“Land”) for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The agreement gave the Company the option to purchase the Land for $10,500,000 until January 2, 2005. As the Company did not exercise this option and is not pursuing the project at this time, it is expensing these development costs in this quarter.

	August 31		Impairment	May 31
	2004	Additions	Write off	2005
	$	$	$	$
Consulting and legal fees	616,718	-	616,718	-
Options	10,000	-	10,000	-
Other direct costs	1,528	-	1,528	-
	628,246	-	628,246	-

b)	Horsepower project

Horsepower World Pool Virtual Horse Racing System is a proprietary, pari-mutual wagering product operated by Horsepower Broadcasting Network (HBN) International Ltd., a subsidiary of the Company. The product is being offered to Licensed facilities and Authorized Racetrack Affiliates. Development of this project is largely complete but there are no operating installations as of the date of this statement. Development costs related to this project of $206,224 were reclassified in the second quarter from Software – Horsepower where they were reported in the November 30, 2004 statement. See Note 5.

	August 31		Impairment	May 31
	2004	Additions	Write off	2005
	$	$	$	$
Legal and consulting fees	79,119	270,352	-	349,471

c)	SafeSpending project

In May 2001, a subsidiary of the Company, SafeSpending Inc., acquired all the rights to an internet payment system technology which is a spending system that can be used to make anonymous purchases online from merchants and individuals. The agreement provides SafeSpending Inc. with all copyrights, trademarks, source codes and intellectual property and the Company has patents pending in 105 countries for the SafeSpending Inc. anonymous payment system.

	August 31		Impairment	May 31
	2004	Additions	Write off	2005
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	55,489	3,504	-	58,993
	117,789	3,504	-	121,293

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 3 -

Note 4	PRE-DEVELOPMENT COSTS (continued)

	August 31		Impairment	May 31
	2004	Additions	Write off	2005
	$	$	$	$

TOTAL PRE-DEVELOPMENT COSTS	825,154	273,856	628,246	470,764

Note 5	EQUIPMENT

		(Unaudited)		(Audited)
		May 31		August 31
		2005		2004
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Software – Horsepower	761,104	440,349	320,755	446,938
Computer equipment	324,274	255,793	68,481	75,517
Leased equipment	26,961	2,246	24,715	-
Office equipment	270	20	250	-

	1,112,609	698,408	414,201	522,455

Software – Horsepower costs of $761,104, reported in the November 30, 2004, statements as $967,328, were reduced by $206,224 which was reclassified in the second quarter as pre-development costs. See Note 4b.

Note 6	SHARE CAPITAL

	(Unaudited)	(Audited)
	May 31	August 31
	2005	2004
	$	$
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares
without par value
100,000,000 Class “B” preference shares
without par value

Issued and outstanding:
117,903,000 common
(August 31, 2004 – 103,364,740 common)	20,859,961	19,959,566

... /4

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 4 -

Note 6	SHARE CAPITAL (continued)

	a)	Shares issued during the period:

	Third quarter ended		Year-to-date
	May 31, 2005		May 31, 2005
	#	$	#	$
Private placements:
For debt	-	-	9,700,000	607,979
For services	1,335,000	116,620	1,335,000	116,620
For working capital	2,503,260	175,796	2,503,260	175,796

	3,838,260	292,416	13,538,260	900,395

b)	Stock options and stock based compensation:

The Company has a fixed stock option plan on the issuance of options of up to 10% of the Company’s issued share capital. The following are incentive share purchase options outstanding:

Date of Grant	Price	Balance Aug 31, 2004	Granted	Exercised / Expired / Cancelled	Balance May 31, 2005	Expiration date
Feb 16, 2001	US$0.1500	100,000	-	-	100,000	Feb 16, 2006
Feb 28, 2001	US$0.0600	1,050,000	-	-	1,050,000	Feb 28, 2006
Mar 5, 2001	US$0.0850	79,900	-	-	79,900	Mar 5, 2006
Aug 10, 2001	US$0.1200	300,000	-	-	300,000	Aug 10, 2006
Dec 20, 2001	US$0.0900	100,000	-	-	100,000	Dec 20, 2006
Jan 4, 2002	US$0.0800	730,764	-	-	730,764	Jan 4, 2007
Jan 24, 2002	US$0.0725	400,000	-	-	400,000	Jan 24, 2007
Oct 11, 2002	US$0.1500	200,000	-	-	200,000	Oct 11, 2007
Oct 16, 2002	US$0.1500	300,000	-	-	300,000	Oct 16, 2007
Jan 23, 2003	US$0.1100	136,000	-	-	136,000	Jan 23, 2008
May 27, 2003	US$0.0500	64,000	-	-	64,000	May 27, 2008
May 28,2003	US$0.0500	150,000	-	-	150,000	May 28,2008

		3,610,664	-	-	3,610,664

In 2001, the Canadian Institute of Chartered Accountants issued Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002, and applied to awards granted on or after the date of adoption. The Company adopted the recommendations prospectively for the fiscal year starting September 1, 2002.

Under this fair value based method, the value of a stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date, and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

... /5

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 5 -

Note 6	SHARE CAPITAL (continued)

	b)	Stock options and stock based compensation (continued):

During the period, no options were granted. In fiscal 2003, the Company granted 850,000 share purchase option, all to non-employees as follows:

Date of Grant	Price	Granted #	Exercisable #	Exercised #	Compensation $	Expiration date
Oct 11, 2002	US$0.1500	200,000	200,000	-	16,600	Oct 11, 2007
Oct 16, 2002	US$0.1500	300,000	300,000	-	24,900	Oct 16, 2007
Jan 23, 2003	US$0.1100	136,000	136,000	-	8,282	Jan 23, 2008
May 27, 2003	US$0.0500	64,000	64,000	-	640	May 27, 2008
May 28,2003	US$0.0500	150,000	150,000	-	1,500	May 28, 2008
				-
		850,000	850,000	-	51,922

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.00%
Dividend yield	0
Estimated hold period prior to exercise (years)	3
Volatility in the price of the Company’s common shares	150%

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director stock options.

Outstanding share purchase options which were issued prior to January 1, 2002, have neither been charged to income nor included in the calculation of the pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.

... /6

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 6 -

Note 6	SHARE CAPITAL (continued)

c)

Share purchase warrants: The Corporation made agreements with the warrant holders to cancel all warrants issued prior to May 1, 2005 in consideration for a payment to the Estate of Kim N. Hart of $31,177 which has been recorded as a reduction of Contributed Surplus, and the payment was made in June 2005.

Date of Grant	Price	Balance Aug 31, 2004	Granted	Exercised	Expired / Cancelled	Balance May 31, 2005	Expiration date
Sep 7, 2001	US$0.200	1,000,000	-	-	1,000,000	-	Cancelled
Oct 24, 2001	US$0.150	420,000	-	-	420,000	-	Cancelled
Nov 4, 2001	US$0.150	1,000,000	-	-	1,000,000	-	Cancelled
Dec 14, 2001	US$0.060	2,333,334	-	-	2,333,334	-	Cancelled
Jan 7, 2002	US$0.060	1,700,000	-	-	1,700,000	-	Cancelled
Jan 30, 2002	US$0.060	1,000,000	-	-	1,000,000	-	Cancelled
Mar 1, 2002	US$0.110	300,000	-	-	300,000	-	Expired
Mar 26, 2002	US$0.170	1,000,000	-	-	1,000,000	-	Expired
Apr 4, 2002	US$0.165	1,000,000	-	-	1,000,000	-	Cancelled
May 7, 2002	US$0.160	400,000	-	-	400,000	-	Cancelled
May 30, 2002	US$0.150	600,000	-	-	600,000	-	Cancelled
Jul 10, 2002	US$0.075	2,500,000	-	-	2,500,000	-	Cancelled
Jul 24, 2002	US$0.080	250,000	-	-	250,000	-	Cancelled
Jul 23, 2002	US$0.080	1,500,000	-	-	1,500,000	-	Cancelled
Aug 21, 2002	US$0.090	100,000	-	-	100,000	-	Cancelled
Sep 27, 2002	US$0.080	3,000,000	-	-	3,000,000	-	Cancelled
Nov 1, 2002	US$0.070	3,000,000	-	-	3,000,000	-	Cancelled
Mar 26, 2003	US$0.050	3,000,000	-	-	3,000,000	-	Cancelled
Apr 10, 2003	US$0.040	3,750,000	-	-	3,750,000	-	Cancelled
May 16, 2003	US$0.030	3,000,000	-	-	3,000,000	-	Cancelled
Jun 11, 2003	US$0.030	3,000,000	-	-	3,000,000	-	Cancelled
Jul 7, 2003	US$0.031	2,500,000	-	-	2,500,000	-	Cancelled
Aug 21, 2003	US$0.075	1,000,000	-	-	1,000,000	-	Cancelled
Sep 5, 2003	US$0.060	2,000,000	-	-	2,000,000	-	Cancelled
Oct 31, 2003	US$0.060	2,000,000	-	-	2,000,000	-	Cancelled
Feb 10, 2004	US$0.040	4,000,000	-	-	4,000,000	-	Cancelled
Feb 18, 2004	US$0.045	2,500,000	-	-	2,500,000	-	Cancelled
Mar 30, 2004	US$0.0525	1,500,000	-	-	1,500,000	-	Cancelled
Jun 04, 2004	US$0.060	3,000,000	-	-	3,000,000	-	Cancelled
Aug 20, 2004	US$0.060	4,500,000	-	-	4,500,000	-	Cancelled
Oct 1, 2004	US$0.060	-	2,500,000	-	2,500,000	-	Cancelled
Dec 31, 2004	US$0.050	-	4,000,000	-	4,000,000	-	Cancelled
Jan 19, 2005	US$0.045	-	3,200,000	-	3,200,000	-	Cancelled
May 2, 2005	US$0.150	-	250,000	-	-	250,000	May 31, 2007
May 31, 2005	US$0.050	-	300,000	-	-	300,000	May 31, 2007
May 31, 2005	US$0.050	-	300,000	-	-	300,000	May 31, 2007
May 31, 2005	US$0.050	-	793,266	-	-	793,266	May 31, 2007

		56,853,334	11,343,266	-	66,553,334	1,643,266

... /7

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 7 -

Note 7	CAPITAL LEASES The Company arranged two capital leases to finance computer equipment, having a total cost of $26,961. Details are as follows:

		(Unaudited)		(Audited)
		May 31		August 31
		2005		2004
	Current	Long Term
Lessor	Portion	Portion	Total	Total
	$	$	$	$
National Leasing, having an original
principal of $20,975, repayable in
monthly payments of $640	3,156	16,666	19,822	-

Bodkin Capital, having an original
principal of $5,986, repayable in
monthly payments of $203	1,045	3,311	4,356	-

	4,201	19,977	24,178	-

Note 8	RELATED PARTY TRANSACTIONS The following is a summary of related party transactions for the current year:

	a)	Consulting fees paid

Related Party	1st Qtr Ending Nov 30, 2004 $	2nd Qtr Ending Feb 28, 2005 $	3rd Qtr Ending May 31, 2005 $	Year to Date Totals $
K.N. Hart, officer	101,200	24,072	5,350	130,622
A. Cowie, officer	4,000	8,000	4,000	16,000
D.R. Harris, director	-	3,094	-	3,094
L. Simpson, officer	10,000	7,500	10,431	27,931
T.K. Blackwell, officer	-	-	13,622	13,622
Total	115,200	42,666	33,403	191,269

b)	Share capital awarded at fair market value:

Related Party	1st Qtr Ending Nov 30, 2004 $	2nd Qtr Ending Feb 28, 2005 $	3rd Qtr Ending May 31, 2005 $	Year to Date Totals $
T. Currie, officer	-	-	44,000	44,000
T.K. Blackwell, officer	-	-	17,200	17,200
Total	-	-	61,200	61,200
Combined Totals	115,200	42,666	94,603	252,469